UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Invitel Holdings A/S
(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

K49769 100

(CUSIP Number)

Craig Butcher
Mid Europa Partners Limited
Bank Center, Platina Tower, 5th Floor
Szabadság tér 7
Budapest 1054, Hungary
Telephone: +36 1 411 1270

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576

November 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa III Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,799,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,799,782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,799,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa III GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,799,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,799,782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,799,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mid Europa Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,799,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,799,782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,799,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hungarian Telecom LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,799,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,799,782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,799,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. K49769 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hungarian Telecom (Netherlands) Cooperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,799,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,799,782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,799,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (as amended, the “Schedule 13D”) amends the statement on Schedule 13D originally filed on November 12, 2009, by Mid Europa III Management Limited, a company incorporated in Guernsey, Channel Islands (“Management Limited”), Mid Europa III GP LP (“GP LP”), Mid Europa Fund III LP (the “Fund” and, together with Management Limited and GP LP, the “MEP Reporting Persons”), Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“Hungarian Telecom”), and Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of the Netherlands (the “Equity Purchaser”) (such persons, collectively, the “Reporting Persons”, and such original filing, the “Original 13D”).  This Schedule 13D relates to the ordinary shares, par value €0.01 per share (the “Shares”), of Invitel Holdings A/S, a public limited company organized under the laws of Denmark (the “Company”), whose principal executive offices are located at Puskás Tivadar u. 8-10, H-2040 Budaörs, Hungary.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the Reporting Persons.

The principal business of the Fund is to achieve long-term capital appreciation by taking a significant stake in portfolio companies focused on Central and Eastern Europe and taking an active role to influence their operations and management with the objective of achieving superior returns by improving their business, restructuring and/or optimal use of financial structures.

The principal business of GP LP consists of performing the functions of, and serving as, the sole general partner of the Fund.  The principal business of Management Limited consists of performing the functions of, and serving as, the sole general partner of GP LP.  Management Limited is also the sole general partner of Hungarian Telecom.

The principal business address of the MEP Reporting Persons is Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, Guernsey, Channel Islands.

Management Limited is a limited company organized under the laws of Guernsey.  The Fund and GP LP are limited partnerships organized under the laws of Guernsey.

The Equity Purchaser and Hungarian Telecom are investment vehicles through which the MEP Reporting Persons have effected the transactions described in Items 3-6 of this Schedule 13D and have not engaged in any activities other than incidental to their formation and such transactions.  The Equity Purchaser is a wholly-owned subsidiary of Hungarian Telecom, which, in turn, is a wholly-owned subsidiary of the Fund.

The principal business address of Hungarian Telecom is Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, Guernsey, Channel Islands.  The principal business address of the Equity Purchaser is Naritaweg 165 Telestone 8, 1043 BW Amsterdam, the Netherlands.

Hungarian Telecom is a limited partnership organized under the laws of Guernsey.  The Equity Purchaser is a cooperative association organized under the laws of the Netherlands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Management Limited and the Equity Purchaser are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 12, 2009, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 6 is hereby incorporated by reference in this Item 3.

On September 30, 2009, the Equity Purchaser, Hungarian Telecom Finance International Limited, a direct wholly-owned subsidiary of Hungarian Telecom incorporated under the laws of the Cayman Islands as an exempted company (the “Debt Purchaser” and, together with the Equity Purchaser, the “Purchasers”), and TDC A/S, a public limited company organized under the laws of Denmark (“TDC”), entered into a Sale and Purchase Agreement (the “SPA”), a copy of which is attached as Exhibit B to the Original 13D.  Pursuant to the SPA and subject to the terms and conditions therein, TDC agreed to (i) sell its entire shareholding in the Company (the “TDC Shares”) to the Equity Purchaser for cash consideration of U.S.$10,799,782 in the aggregate (the “Share Purchase Price”) and (ii) cause the transfer by a subsidiary of TDC (“TDC Sub”) to the Debt Purchaser of all of TDC Sub’s rights and obligations under a loan agreement, dated March 2, 2009, among TDC Sub, Magyar Telecom B.V. (“Magyar Telecom”) and the Company (the “Seller Loan”), for cash consideration of €34,135,000.

With respect to the sale of the TDC Shares to the Equity Purchaser, the SPA provides for a two-stage closing, which is described in Item 6.  Pursuant to the first closing under the SPA (the “Closing”), which occurred on November 2, 2009 (the “Closing Date”), TDC consummated the sale to the Equity Purchaser, and the Equity Purchaser consummated the purchase from TDC, of 5,399,890 Shares (the “First Stage TDC Shares”), at a purchase price of €3,626,521.15 (the equivalent in euro denominated funds of U.S.$1.00 per Share).

As described in greater detail under Item 6 below, because the Serbian Clearance (as defined below) had not been received by Closing, the Equity Purchaser acquired just under half of the TDC Shares (i.e., 5,399,890 Shares) at the Closing.  The purchase price of €3,626,522.50 (the “Escrow Amount”) for the remaining TDC Shares (i.e., 5,399,892 Shares) (the “Second Stage TDC Shares”) was delivered by the Equity Purchaser into an escrow account.

The Serbian Clearance was obtained on November 13, 2009, allowing for the second closing to occur under the SPA (the “Second Closing”).  Pursuant to the Second Closing, which occurred on November 23, 2009, the Second Stage TDC Shares were transferred to the Equity Purchaser and the Escrow Amount was released to TDC.

The funds for the Share Purchase Price were contributed by the Fund to Hungarian Telecom, which, in turn, contributed such funds to the Equity Purchaser.

The description of the SPA contained herein is qualified in its entirety by reference to Exhibit B of the Original 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

The Reporting Persons have entered into the SPA and acquired the TDC Shares for the purpose of acquiring a significant controlling stake in the Company.

The Reporting Persons intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company through open market purchases, in privately negotiated transactions, through a public tender offer or extraordinary corporate transaction involving the Company or any of its subsidiaries or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by them in the open market (subject to any resale restrictions imposed by applicable law), in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the financial condition, results of operations and prospects of the Company and its businesses; other developments concerning the Company and its businesses; other business opportunities available to the Reporting Persons; general economic, market and industry conditions; and financial and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 is hereby incorporated by reference in this Item 5.

Pursuant to the SPA, at the Closing, the Equity Purchaser acquired 5,399,890 Shares.  Pursuant to the SPA, at the Second Closing, the Equity Purchaser acquired an additional 5,399,892 Shares.  The Equity Purchaser has therefore acquired a total of 10,799,782 Shares, representing 64.5% of the Company’s outstanding Shares.

Each of the Reporting Persons may be deemed to beneficially own 10,799,782 Shares, representing 64.5% of the Company’s outstanding Shares.

In addition, the Shares that may be deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

As described above, pursuant to the SPA, on the Closing Date, TDC consummated the sale to the Equity Purchaser, and the Equity Purchaser consummated the purchase from TDC, of 5,399,890 Shares, at a purchase price of €3,626,521.15 (the equivalent in euro denominated funds of U.S.$1.00 per Share).

Also pursuant to the SPA, on the Closing Date, TDC Sub consummated the transfer to the Debt Purchaser of all of TDC Sub’s rights and obligations under the Seller Loan for cash consideration of €34,135,000.

On September 30, 2009, the Company, Magyar Telecom and the Debt Purchaser entered into a Debt Restructuring Agreement (the “DRA”) pursuant to which the Debt Purchaser agreed to make a tender offer for all outstanding €125,000,000 Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”) of HTCC Holdco I B.V. (“HTCC Sub” and such tender offer, the “PIK Notes Tender Offer”) and the Company agreed to cause HTCC Sub to solicit consents from the holders of the 2006 PIK Notes to modify certain provisions of the indenture governing the 2006 PIK Notes (the “Consent Solicitation”).  In addition, Magyar Telecom agreed to make a tender offer to acquire a portion of its outstanding €200,000,000 Floating Rate Senior Notes due 2013 (the “2007 Notes”) and €142,000,000 10.75% Senior Notes due 2012 (the “2004 Notes”) from holders of such notes outside the United States (the “Cash-Paid Notes Tender Offer”).  Also pursuant to the DRA, Magyar Telecom agreed to repay an amount equal to €10.7 million of the outstanding principal amount of its existing subordinated term loan governed by the Subordinated Loan Agreement, dated March 4, 2009, among Magyar Telecom, BNP Paribas, Calyon, BNP Paribas Trust Company UK Limited and certain guarantors (the “Subordinated Term Loan”).  Also pursuant to the DRA, the Debt Purchaser agreed to provide a new shareholder loan to the Company – on terms substantially similar to the existing Seller Loan – of up to approximately €91.45 million (the “New Shareholder Loan”), from which Magyar Telecom would fund the partial repayment of the Subordinated Term Loan and the payment for 2004 Notes and/or 2007 Notes tendered for purchase pursuant to the Cash-Paid Notes Tender Offer.

The description of the DRA contained herein is qualified in its entirety by reference to Exhibit C of the Original 13D, which is incorporated herein by reference.

On the Closing Date, the Debt Purchaser, pursuant to the PIK Notes Tender Offer, completed the purchase of approximately 87% of the outstanding aggregate principal amount of the 2006 PIK Notes.  In addition, pursuant to the Cash-Paid Notes Tender Offer, Magyar Telecom completed the purchase, for cash consideration of approximately €72 million, of approximately €85 million in combined aggregate principal amount of 2007 Notes and 2004 Notes.

Also on the Closing Date, as contemplated by the DRA, the New Shareholder Loan was provided to the Company by the Debt Purchaser, and Magyar Telecom used funds from the New Shareholder Loan to repay €10.7 million of the outstanding principal amount of the Subordinated Term Loan.  A copy of the loan agreement governing the New Shareholder Loan is attached as Exhibit D to the Original 13D and is incorporated by reference herein.

Pursuant to the SPA, the consummation of the sale of the TDC Shares and the Seller Loan to the Purchasers was subject to certain conditions, including, among other conditions, (i) competition law approval in Austria, (ii) the effectiveness of certain amendments to the Company’s existing senior facility, (iii) the approval of the transactions contemplated by the DRA by the shareholders of the Company at a general meeting, and (iv) satisfaction or waiver of the conditions to closing under the DRA.  Furthermore, the Serbian competition authority was requested to approve the sale of the TDC Shares to the Equity Purchaser (the “Serbian Clearance”).

Pursuant to the terms of the SPA, due to the fact that at the time the aforementioned conditions were satisfied or waived, the Serbian Clearance had not been received, the Equity Purchaser acquired just under half of the TDC Shares (i.e., 5,399,890 Shares) at the Closing.

As described under Item 3 above, following receipt of the Serbian Clearance, the Second Closing was held, at which the Escrow Amount for the Second Stage TDC Shares was transferred to the Equity Purchaser, and the Escrow Amount was released to TDC.

Pursuant to the terms of the SPA and the DRA, MEP-affiliated directors – Craig Butcher and Nikolaus Bethlen – assumed two out of seven seats on the Company’s Board of Directors at the Closing.  As part of the Second Closing, two additional MEP-affiliated directors – Michael Krammer and Thierry Baudon, who had already been approved as alternate directors of the Company – assumed seats on the Company’s Board of Directors, giving MEP appointees a majority of seats on the Company’s Board of Directors.

In connection with the transactions consummated pursuant to the SPA and the DRA, on October 30, 2009, the Equity Purchaser entered into (i) a letter agreement with Martin Lea, Chief Executive Officer of the Company, and Vision 10 Limited, a service company over which Mr. Lea has voting and investment power, and (ii) a letter agreement with Robert Bowker, Chief Financial Officer of the Company, and Rob Investments Limited, a service company over which Mr. Bowker has voting and investment power (such letter agreements together, the “Management Letters”).  Copies of the Management Letters are attached, respectively, as Exhibits E and F to the Original 13D.  The description of the Management Letters contained herein is qualified in its entirety by reference to Exhibits E and F of the Original 13D, which are incorporated herein by reference.

Pursuant to the Management Letters, from the Closing Date until the earlier to occur of (a) a Trigger Event (as defined in the Amended and Restated Management Service Contract, dated April 27, 2007 (as amended to date, the “Service Agreement”)) between Magyar Telecom and the Service Company, (b) the termination of the Service Agreement, or (c) the fifth anniversary of the Closing Date, except as otherwise specifically permitted by the Management Letters (as summarized below), Mr. Lea and Mr. Bowker (the “Managers”) have agreed not to transfer any Shares that they own (the Shares that each Manager owns, his “Covered Shares”).

The Management Letters permit the Managers to transfer Shares, provided that after any such transfer the Manager continues to hold, directly or indirectly, at least (a) 50% of his Covered Shares after the Closing Date, (b) 40% of his Covered Shares (calculated on an aggregate basis) after the first anniversary of the Closing Date and (c) 30% of his Covered Shares (calculated on an aggregate basis) after the second anniversary of the Closing Date.  Each Manager is also permitted to transfer Covered Shares (a) to a 100% subsidiary of the Manager or (b) to a trust that meets certain requirements.

The Management Letters also provide tag-along rights to the Managers in the event of any sale of Shares by the Equity Purchaser or any of its affiliates.  The Equity Purchaser and its affiliates have agreed not to transfer any Shares except in compliance with the tag-along provisions of the Management Letters.  However, the tag-along rights do not apply to the following transfers: (i) a transfer on a stock exchange on which the Shares are then listed for trading, including a broker-facilitated transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, or (ii) any transaction or series of related transactions, including a merger, consolidation or tender offer, in which all shareholders of the Company have a right to participate in such transfer on the same terms.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A
Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: November 23, 2009

MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA III GP LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

MID EUROPA FUND III LP acting by its general partner
MID EUROPA III GP LP itself acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM LP acting by its general partner
MID EUROPA III MANAGEMENT LIMITED

/s/ Marcus Leese
Signature

Marcus Leese, Director
Name/Title

HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
acting by its Managing Director, TRUST INTERNATIONAL MANAGEMENT (T.I.M.) B.V.

/s/ Huug Braamskamp	/s/ Gawein Heijmans
Signature	Signature

Huug Braamskamp, Attorney in Fact	Gawein Heijmans, Attorney in Fact
Name/Title	Name/Title

and by its Managing Director, EUROPE MANAGEMENT COMPANY B.V.

/s/ Huug Braamskamp	/s/ Gawein Heijmans
Signature	Signature

Huug Braamskamp, Attorney in Fact	Gawein Heijmans, Attorney in Fact
Name/Title	Name/Title

SCHEDULE A

Mid Europa III Management Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Mr. Roger Alan Le Tissier	Advocate	Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, GUERNSEY	British
Mr. Marcus Conway Leese	Advocate	Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, GUERNSEY	New Zealand
Mr. John Charlton Loveless	Company Director	Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, GUERNSEY	British
Mr. Christopher Wade Sherwell	Company Director	Ogier House, St. Julian’s Avenue, St Peter Port, GY1 1WA, GUERNSEY	British
Executive Officers
N/A

Hungarian Telecom (Netherlands) Cooperatief U.A.
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Trust International Management (T.I.M.) B.V.	N/A	Naritaweg 165 Telestone 8, 1043 BW Amsterdam, the Netherlands	N/A
Europe Management Company B.V.	N/A	Naritaweg 165 Telestone 8, 1043 BW Amsterdam, the Netherlands	N/A
Executive Officers
N/A

EXHIBIT INDEX

Exhibit No.	Description

A
Joint Filing Agreement, dated November 12, 2009, among Mid Europa III Management Limited, Mid Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and Hungarian Telecom (Netherlands) Cooperatief U.A.